

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

July 2, 2010

Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

     Re: **General Electric Company**
             Form 10-K for the Fiscal-Year Ended December 31, 2009
             Filed February 19, 2010
             Form 10-Q for the Fiscal-Quarter Ended March 31, 2010
             File No. 001-00035

Dear Mr. Sherin:

     We have reviewed your response letter dated June 11, 2010 and your subsequent filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal-Year Ended December 31, 2009

Financing Receivables, page 47

1.   We note from your response to prior comment 1 that you will provide additional disclosures in future filings about the impact of the factors you considered in determining your allowance for loan losses on Real Estate receivables. Please provide us a sample of your disclosures that incorporate the components of your response including a discussion of your methodology of estimating the allowance for loan losses for Real Estate receivables similar to the discussion on page 2 of your response letter.

2.   We note your response to prior comment 1 where you provide an explanation as to the cause of the reduction in the allowance as a percent of total impaired loans for the real estate category.   Please expand this explanation, as it is unclear why a change in reserve composition from general to specific would impact this ratio as it appears the ratio is calculated based on the total allowance (specific and general) to total impaired real estate loans. Furthermore, it is unclear why an increase in loans identified as impaired wouldn't also necessitate a larger allowance.

3.   In future filings, please disclose the cause of the decline in the ratio of the allowance for losses as a percent of nonearning receivables in your CLL-Europe business. To the extent part of the cause of the decline was due to the acquisition of Interbanca S.p.A., please revise to quantify the allowance as a percent of nonearning receivables for the CLL-Europe business absent the acquisition of Interbanca S.p.A. and compare the ratio to prior periods and discuss the reasons for any trends.   Present any other ratios affected by this acquisition in a similar manner and discuss any significant trends between periods.

4.   We note your disclosure on page 53 that the allowance for losses on your real estate receivables may continue to be adversely affected as the overall challenging economic environment continues to pressure underlying property values. We also note that for your individually impaired loans, the level of specific reserves to total impaired loans requiring an allowance has not changed that significantly over the periods. Please explain why higher additional reserves were not necessary for the remainder of the portfolio. Also, describe how you consider the impact of increased levels of nonearning receivables in your general allowance component and quantify the effect of any changes in assumptions related to this consideration.

5.   In addition, to the extent possible in future filings, please include quantitative measures of potential losses you expect for real estate loans and any increases in impairments in the Real Estate loan portfolio if the current economic conditions continue to persist in 2010. We note from page 48 of your Form 10-K filing that these conditions will likely result in higher losses as compared to 2009.

6.   We note the June 7, 2010 Wall Street Journal article in which Mike Neal, Chief Executive Office of GE Capital, is reported as saying that GE Capital intends to reduce its portfolio of Real Estate assets, including loans secured by commercial property, by approximately half. Please tell us and revise future filings to provide investors with a discussion of management's plans for the Real Estate loan portfolio and related business, including a description how the reduction in the loan portfolio will be effected, the expected timing of the reduction and its expected impact on the financial statements and your liquidity, to the extent possible.

7.   We note your response to prior comment 2 where you discuss the amount of credit card loans and other consumer loans which were modified and were not classified as troubled debt restructurings (TDRs) during 2009 and the first quarter of 2010. Please provide us with the following as it relates to these loan modifications:

   •   Describe the key features of these short-term modification programs, including a description of the significant terms modified and the typical length of each of the modified terms;
   •   Explain in further detail how the terms are modified under the programs, yet you still expect to collect full contractual principal and interest on the loans;
   •   Describe the scenarios where you would use these short-term loan modifications as opposed to the longer-term modifications made under your other modification programs;
   •   Discuss the success rates of these short-term modification programs (as compared to the longer term modifications that are classified as TDRs), and provide a discussion of whether these short-term modifications often result in more permanent or longer-term modifications being made in the future for these loans;
   •   Provide additional analysis supporting your conclusion that these short-term modifications should not be classified as troubled debt restructurings; and
   •   Tell us whether you believe you would obtain a materially different allowance if these loans were included in your ASC 310-10 (SFAS 114) impairment analysis as compared to your ASC 450-20 (SFAS 5) analysis.

8.   We note your response to prior comment 2 where you provide disclosure to be included in future filings regarding your loan modification programs. This proposed disclosure includes your policy regarding re-aging of receivables, and indicates that the loan would return to current status after receipt of at least three consecutive minimum monthly payments or the equivalent cumulative amount. We also note that you have a significant amount of modified loans that redefaulted. In light of this fact, please tell us why you believe your re-aging process is appropriate and tell us whether you considered using a longer time period before re-aging the loan to current.

9. We note your proposed disclosure included in your response to prior comment 2. Further revise the disclosure to also include the information similar to the discussion in the second sentence of the second paragraph of your response related to your policy and your accounting for the allowance for loan losses on troubled debt restructuring finance receivables. Please provide us a copy of your proposed sample disclosure.

10. We note your disclosure on page 51 where you indicate that specific reserves are recorded for individually impaired loans to the extent you judge principal to be uncollectible. Please tell us how your policy is consistent with the guidance in ASC 310-10-35-16 which indicates that a loan is impaired when it is probable that both the contractual interest and the contractual principal payments of a loan will not be collected as scheduled in the loan agreement.

11. We note your table on page 51which provides information regarding loans classified as impaired and the amount of specific reserves related to those impaired loans. Please respond to the following:

   • Quantify your impaired loans as of March 31, 2010 and December 31, 2009 by the method used to measure impairment (e.g., discounted cash flows, collateral value or observable market price);
   • Clearly explain how you determine whether a loan is collateral-dependent;
   • Describe your charge-off policy for collateral-dependent impaired loans. In this regard, clarify whether under your policy the difference between the recorded amount of a loan and the fair value of the underlying collateral would be charged-off against the allowance and the timing on when the charge-off would take place.
   • Quantify the amount of impaired loans that did not require a specific allowance because they had been written down to the fair value of the collateral through a direct charge-off; and
   • To the extent that you have a significant amount of impaired loans without a specific allowance that have not been written down to the fair value of the collateral, please explain how you determined that no impairment loss exists and reconcile this to the deterioration in real estate values in the area the loans are located. As part of your response, please discuss any significant geographic concentrations.

12. Please tell us, and consider revising your future filings to disclose if material, whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with and revise your future filings to disclose the following:

   • Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.
   • Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

- Discuss the general terms of the new loans and how the A note and B note differ; particular whether the A note is underwritten in accordance with your customary underwriting standards and at current market rate.
- Clarify whether the B note is immediately charged-off upon restructuring.
- Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

13. Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial and industrial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

- The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;
- To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;
- In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;
- How you evaluate the guarantor's reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;
- How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;
- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and
- When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

14.   We note that your loan portfolio includes a significant amount of commercial lending and leasing and real estate loans. Given the relatively higher level of credit risk typically associated with these types of lending products, please tell us, and consider revising future filings to disclose the following information related to loans with interest reserves:

   •   The amount of interest reserves recognized during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing;
   •   Your policy for recognizing interest income on these loans;
   •   How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;
   •   Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;
   •   Your underwriting process for these loans and any specific differences as compared to loans without interest reserves; and
   •   Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

15.   Please revise to disclose how often you update your estimate of collateral values on all non-earning and impaired loans. If this policy varies by loan type, please provide this disclosure by major loan portfolio. Describe the process by which you estimate the value of collateral and disclose how often you obtain updated appraisals for these loans. Describe any adjustments you may make to appraised or estimated values of collateral, including those made as a result of outdated appraisals or estimates.

Real Estate, page 53

16.   We see the disclosure regarding your investment in foreclosed commercial real estate properties of $.8 billion and 82 properties here and on page 52 of your Form 10-Q for the fiscal quarter ended March 31, 2010 of $.7 billion and 115 properties. Please confirm whether these are your total amounts of foreclosed real estate investments for each respective period. Describe for us in greater detail your accounting policy and valuation methodology for investments in foreclosed real estate. Tell us your general plan for the foreclosed real estate by property type, including whether you intend to sell or hold the foreclosed real estate investments and the actions you take with respect to the properties if they are held for investment. Also, clarify the classification of all of the foreclosed real estate investments, whether as held-for-sale or as held-and-used, and your rationale for supporting that classification at December 31, 2009 and March 30, 2010. Please quantify the amounts recorded in your financial statements at December 31, 2009 and March 30, 2010 for each category classification. Finally, to the extent that you have sold any of your foreclosed real estate properties, please tell us whether you have generally had gains or losses on the properties at the time of disposition.

Real Estate, page 68

17.   We note your response to prior comment 3. Please respond to the following:

- Quantify for us the amount by which the undiscounted cash flows for the real estate investments are in excess of the carrying value on an aggregate basis as well as by region or country as of the dates of your impairment tests in the quarters ended December 31, 2009 and March 31, 2010.
- To the extent possible, provide a distribution of the range of percentages by which the undiscounted cash flows for your real estate investments exceeded the carrying values at these dates (e.g., real estate investments with a carrying value of $ X million and representing X% of the portfolio reflected undiscounted cash flows that exceeded their carrying value by 0% - 5%, real estate investments with a carrying value of $ X million and representing X% of the portfolio reflected undiscounted cash flows that exceeded their carrying value by 5% - 15%, etc.).
- Identify for us the range of percentages that you consider to be at risk for possible future impairments in the real estate properties.

18.   In regards to the June 7, 2010 Wall Street Journal article which discusses management's plan to reduce its real estate investments and to shift the composition of its portfolio away from ownership stakes.

- Please describe to us how management's plan for the real estate business impacted the impairment analysis for the long-lived real estate assets in the first fiscal quarter ended March 31, 2010, including its impact on the expected undiscounted cash flows.
- In the event that management's plan had no impact on the real estate impairment testing in the first fiscal quarter ended March 31, 2010, tell us why and explain when the plan was determined and why the expected undiscounted cash flows were not impacted.
- Tell us the impact that management's plan to reduce the real estate assets will have on your impairment analysis in future periods, especially the quarter ended June 30, 2010, and discuss the expected impact on the financial statements and liquidity.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Exhibit 99(a)

19.   We note that the revised disclosure you propose to include in future filings in response to our prior comments 5, 11 and 12 states that ENI is a "better" indicator of the capital required to fund the business. The disclosure appears to suggest that the non-GAAP measure is a better measure than the comparable GAAP measure and appears to give greater prominence to the non-GAAP measure. Tell us how this presentation is consistent with Item 10(e)(1)(i)(A) of Regulation S-K or revise your proposed disclosure to use language that does not give greater prominence to the non-GAAP measure presented (e.g., remove the word better) as compared to the most directly comparable GAAP measure. Provide us a sample of your proposed revised disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        Jeff Jaramillo
                                        Accounting Branch Chief